UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
TRINITY PLACE HOLDINGS INC.
(Name of Registrant)
Delaware (State of Incorporation)	001-08546 (Commission File No.)	22-2465228 (IRS Employer Identification No.)
340 Madison Avenue
New York, New York 10173
(Address of Principal Executive Offices)
(212) 235-2190
(Registrant’s Telephone Number)
Approximate Date of Mailing: February 5, 2025

TRINITY PLACE HOLDINGS INC.
340 Madison Avenue
New York, New York 10173
Telephone: (212) 235-2190
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER
NOTICE OF PROPOSED CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS
February 5, 2025
THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF TRINITY PLACE HOLDINGS INC.
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.
INTRODUCTION
The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of shares of common stock, $0.01 par value per share (the “Common Stock”) of Trinity Place Holdings Inc. (the “Company” or “Trinity”) at the close of business on February 5, 2025 (the “record date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act. In this Information Statement, references to “we,” “us” and “our” refer to the Company. No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors approved by the existing Board of Directors (the “Board”) of the Company and as contemplated by the terms of the Stock Purchase Agreement and Shareholder Rights Agreement (each as defined below) will not occur until at least 10 days following the mailing of this Information Statement.
This Information Statement will be mailed to our stockholders of record as of the record date on or about February 5, 2025.
Please read this Information Statement carefully. It describes the terms of the Stock Purchase Agreement and Shareholder Rights Agreement and contains certain biographical and other information concerning our executive officers and directors following the Board Change (as defined below). All of our filings and exhibits thereto, may be inspected without charge on the SEC’s website at www.sec.gov.
NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Stock Purchase Agreement and Shareholder Rights Agreement
As previously reported by the Company on its Current Report on Form 8-K (the “Transaction 8-K”), on February 5, 2025, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with TPHS Lender LLC, a Delaware limited liability company (the “Seller” or “TPHS Lender”) and Steel IP Investments, LLC (the “Purchaser”), an affiliate of Steel Partners Holdings L.P. (“Steel Partners”), pursuant to which the Purchaser has agreed to purchase from Seller, and the Seller has agreed to sell to Purchaser, 25,862,245 shares of Common Stock (such shares are referred to collectively herein as the “Shares”) in a private secondary transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) in accordance with the terms and conditions of the Stock Purchase Agreement. The aggregate consideration payable to the Seller is $2,586,200 for the Shares and certain agreements pursuant to the Stock Purchase Agreement. At the closing of the transactions contemplated by the Stock Purchase Agreement (the “Closing”, and such date of Closing, the “Closing Date”), the Company, the Seller and the Purchaser will enter into certain ancillary agreements. The transactions contemplated by the Stock Purchase Agreement are herein referred to as the “Transactions.” The Company entered into the Stock Purchase Agreement, and will enter into the other Transactions, with a view toward, among other things, achieving significant operational synergies, including through the use of Steel Partners’ corporate services and participation in Steel Partners operational excellence programs.
As previously reported in the Transaction 8-K, in connection with the Transactions, the Purchaser and the Company entered into a shareholder rights agreement (the “Shareholder Rights Agreement”), dated February 5, 2025, which shall become effective on the closing of the Transactions. Pursuant to the Shareholder Rights Agreement, and in connection with the Transactions, the Company has agreed to take all necessary corporate actions and obtain all necessary approvals so that, as of the Closing Date, the Company’s board of directors (the “Board”) consists of five (5) members, who will initially be: (i) Jack L. Howard (Chairman), (ii) Alexander C. Matina, (iii) Joseph Martin, (iv) Jeffrey S. Wald, and (v) Joanne M. Minieri (the “Board Change”, and Messrs. Howard, Martin and Wald are herein referred to as the “New Directors”). Pursuant to the Shareholder Rights Agreement, the Company has agreed that so long as Purchaser owns at least 20% of the Company’s outstanding capital stock, the Company will take all action reasonably necessary to cause the Board to remain at five (5) members, which shall include (A) one (1) director who shall qualify as independent and is mutually agreed upon by Purchaser and the Company and (B) two (2) directors designated solely by Purchaser. The Shareholder Rights Agreement also provides that, as of the Closing Date, Matthew Messinger will act as an observer of the Board until the earlier of (i) his voluntary resignation as an observer of the Board and (ii) the Board’s determination to remove Mr. Messinger as an observer of the Board.
The Board has approved the Board Change, effective upon the expiration of all applicable waiting periods under Section 14(f) of the Securities Exchange Act (the “Board Change Effective Date”).
Based on 65,351,834 shares of Common Stock outstanding on the date of this Information Statement, following consummation of the Transactions, Purchaser would own approximately 39.6% of the Company.
There is no family relationship or other relationship between the Company and the Purchaser.
As a result of the foregoing, on the Board Change Effective Date, a majority of the Board will have been replaced by the New Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the current and new officers and directors.
THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS
The current directors and officers of the Company are as described below under “Directors and Executive Officers — Current Directors and Executive Officers”. The New Directors, as described under “Directors and Executive Officers — Appointments to the Board of Directors as Contemplated by the Stock Purchase Agreement and Shareholder Rights Agreement”, will replace certain of the current directors of the Company. This change is expected to occur on the Board Change Effective Date.
To the Company’s knowledge, based on representations made to us, during the past 10 years, none of the New Directors have been:
•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; or

•
convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

VOTING SECURITIES
As of the date of this Information Statement, the authorized share capital of the Company is 120,000,000 shares which consist of (i) 79,999,997 shares of Common Stock, (ii) two (2) shares of a class of Preferred Stock, par value $.01 per share (one share each of Series A and Series B preferred stock, each of which was automatically redeemed in 2016 and may not be reissued, collectively referred to as the “Preferred Stock”), one (1) share of a class of Special Stock, par value $.01 per share (the “Special Stock”), and 40,000,000 shares of a class of Designation Preferred Stock, par value $.01 per share (the “Designation Preferred Stock”).
As of the date of this Information Statement, there are (i) 65,351,834 shares of Common Stock outstanding and (ii) one share of Special Stock outstanding.
DIRECTORS AND EXECUTIVE OFFICERS
Current Directors and Executive Officers
Set forth below are the current directors and executive officers of the Company as of the date of this Information Statement:
Name	Age	Title
Steven Kahn	58	Chief Financial Officer
Richard G. Pyontek	56	Chief Accounting Officer, Treasurer and Secretary
Alexander C. Matina	48	Chairman of the Board
Matthew Messinger	52	Director
Joanne M. Minieri	64	Director
Daniel C. Bartok	68	Director
Keith Pattiz	72	Director
Steven Kahn has been our Chief Financial Officer since 2015. Prior to joining the Company, Mr. Kahn served as the Chief Financial Officer and Treasurer of United Realty Trust Incorporated, a public non-traded real estate investment trust, or REIT, from 2014 to 2015; and as SVP Director of Financial Reporting and Tax at SL Green Realty Corp (NYSE:SLG), a listed REIT, from 1999 to 2013. Mr. Kahn served as a senior manager at PricewaterhouseCoopers, LLP, specializing in real estate, from January 1998 through November 1999 and in a similar capacity at Deloitte & Touche LLP from 1989 through January 1998. Mr. Kahn is a certified public accountant.

Richard G. Pyontek has been our Chief Accounting Officer since 2015. Mr. Pyontek served as Chief Financial Officer of the Company from 2012 until 2015. Mr. Pyontek served as Director of Accounting and Reporting for the Company from 2011 until his election as Chief Financial Officer. Before joining Syms Corp., our predecessor, in 2011, Mr. Pyontek served as Director of Accounting and Reporting at Ashley Stewart, Inc., a women’s clothing retailer, during the time of its bankruptcy filing and turnaround from 2009 to 2011; as Controller at The Vitamin Shoppe, a retailer of health and nutrition supplements, from 2005 to 2008; and as Director of Finance at Party City Corporation, a retailer of party supplies and gifts, from 2003 to 2005. Earlier in his career, Mr. Pyontek held senior accounting and reporting roles at Linens ‘n Things and at KPMG LLP. Mr. Pyontek is a certified public accountant.
Alexander C. Matina has served as a director of the Company since 2013 and is the Chairman of the Board. He is the Founder and Managing Member of LANECR Consulting, which consults with family offices on investments and strategy as well as provides directors for various boards. Formerly, he was the Portfolio Manager of MFP Investors, LLC, the family office of Michael F. Price, which had a value-investing focus across public and private markets. Mr. Matina also serves as a director of S&W Seed Company, a publicly traded agricultural company and Nu Ride, a publicly traded, post-reorganization company. He is also a director of TGI Fridays, a private casual dining company as well as Crowheart Energy LLC, a private energy company with assets in Wyoming. Mr. Matina brings a strong finance background to the Company, including experience with bankruptcies and private equity. Prior to joining MFP Investors, LLC in 2007, Mr. Matina served in various roles at Balance Asset Management, a multi-strategy hedge fund, and as a senior associate at Altus Capital Partners, a middle market private equity fund. He was previously a principal at 747 Capital, a private equity fund-of-funds, and a financial analyst at Salomon Smith Barney in the financial sponsors group of the investment banking division.
Matthew Messinger has served as a director of the Company since 2016. In addition, Mr. Messinger served as our President and CEO from 2013 until 2024. Prior to joining the Company, Mr. Messinger served as the Executive Vice President and Director of Investment Management at Forest City Ratner Companies (“FCRC”), a wholly owned subsidiary of Forest City Enterprises (“FCE”), where he served for more than 18 years. In this role, Mr. Messinger led the New York Investment Committee of FCRC and served on the Investment Committee and Executive Management Committee of FCE. Mr. Messinger brings extensive development, asset management, finance, strategic planning and tax credit structuring experience across a wide range of asset classes including retail, hotel, residential, office, arena and professional sports teams. Mr. Messinger is a graduate of Wesleyan University in Connecticut. He currently serves as chair of the board and on the finance and the real estate committees of the Children’s Museum of Manhattan, and he is a member or past member of the Real Estate Board of New York (REBNY), the International Council of Shopping Centers (ICSC), Urban Land Institute (ULI), the Low Income Housing Tax Credit Coalition, the New Markets Tax Credit Coalition, and the New York Hospitality Council.
Joanne M. Minieri has served as a director of the Company since 2013. Ms. Minieri serves as the “Special Stock Director”, who is elected by the holder of the Special Stock pursuant to our Certificate of Incorporation. She was appointed by Third Avenue, the holder of the Special Stock and a major investor in the Company, but is not affiliated with Third Avenue. Ms. Minieri is currently the Managing Member of JONEE 1212, LLC, a consulting firm formed in 2024 to provide services including, transaction strategies and analysis, organizational structuring, resource management and public private partnership strategies. She previously served as a Senior Executive Vice President of RXR Realty and the Senior Managing Director of Transit Oriented Development for the NY Metro Region and serves as a member of the board of directors and audit committee of Virtu Financial, Inc., a public company listed on NASDAQ. Ms. Minieri has extensive experience in real estate development, as well as a deep knowledge of accounting, particularly in the field of real estate. Prior to her position with RXR, Ms. Minieri served as the Deputy County Executive and Commissioner of Economic Development and Planning for Suffolk County from April 2012 until July 2016. Previously, Ms. Minieri served as President and Chief Operating Officer of Forest City Ratner Companies (FCRC), a wholly owned subsidiary of Forest City Enterprises. She originally joined FCRC as its Chief Financial Officer in 1995, and was promoted to Executive Vice President and Chief Operating Officer in 1998 and to President and Chief Operating Officer in 2007. Ms. Minieri is a certified public accountant.
Daniel C. Bartok has served as a director of the Company since June 2024. Since February 2024, Mr. Bartok has been engaged as an independent consultant to Davidson Kempner Hawthorne Partners LLC, which is an affiliate of the Seller. Mr. Bartok has over 25 years of experience in the real estate industry, and has held senior positions at several companies. Mr. Bartok served as President and Chief Executive Officer of Forestar Group Inc. from December 2017 until his retirement in January 2024. Prior to joining Forestar, he served as Executive Vice President of Wells Fargo Bank as head of its Owned Real Estate Group from 2008 to 2017. Prior to joining Wells Fargo, he founded and served as President of Clarion Realty, Inc., a real estate development company operating across multiple states, with an emphasis on residential land development and homebuilding. Mr. Bartok began his career at Price Waterhouse LLP (now PricewaterhouseCoopers LLP). Mr. Bartok holds a Bachelor of Science degree in accounting from the University of Illinois.
Keith Pattiz has served as a director of the Company since 2013. Mr. Pattiz is a partner in the law firm of McDermott Will & Emery LLP, where he serves as a member of the real estate group. Mr. Pattiz has extensive experience in a wide range of real estate matters, including commercial leasing, financing, sales and acquisitions, hotel transactions and real estate workout matters. He has provided legal representation to a variety of clients, including major residential, office, hotel and shopping center developers, hotel operators, lending institutions and U.S. and foreign investors. Mr. Pattiz has been recognized in the Best Lawyers in America, Super Lawyers and Chambers USA. In 2020, Mr. Pattiz was recognized by the New York Law Journal as one of its New York Trailblazers.
As part of the Transactions, all the current directors of the Company except for Mr. Matina and Ms. Minieri will resign from all respective positions with the Company, effective upon the Board Change Effective Date. Except with respect to the disclosed shareholder relationship agreements, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.
The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our capital stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.
Board of Directors Meetings and Attendance
The Company held an annual meeting of its stockholders during its fiscal year ended December 31, 2024. The Board held 11 meetings during 2024. All of the directors attended at least 75% of the total of all meetings of the Board and Board committees on which they served during 2024. Each director is expected to attend annual meetings of stockholders and all of the directors attended last year’s annual meeting except for Jeffrey Citrin.
Appointments to the Board of Directors as Contemplated by the Shareholder Rights Agreement
The following table sets forth information regarding the Company’s directors with effect from the Board Change Effective Date, following the Board Change.
Name	Age	Title
Jack L. Howard	63	Chairman of the Board
Joseph Martin	48	Director
Alexander C. Matina	48	Director
Joanne M. Minieri	64	Director
Jeffrey S. Wald	50	Director
For Mr. Matina and Ms. Minieri’s biography, please see “— Current Directors and Executive Officers” above.
Jack L. Howard, age 63, has served as President of Steel since July 2009, and has been a member of the board of directors of the general partner of Steel since October 2011. Mr. Howard also served as a Director of Steel Connect, Inc. (“Steel Connect”) from December 2017 to January 2025. Mr. Howard also served as the Assistant Secretary of Steel from July 2009 until September 2011 and as Secretary from September 2011 until January 2012. Mr. Howard has been associated with Steel and its predecessors and affiliates since 1993. Mr. Howard has been a Financial Industry Regulatory Authority registered broker-dealer since 1989.

Mr. Howard has been a director of Handy & Harman Ltd. (formerly known as WHX Corporation) (“HNH”) since July 2005, and previously served as Vice Chairman of the HNH board and as HNH’s Principal Executive Officer. Mr. Howard has been a director of Steel Excel Inc. (“Steel Excel”) since December 2007, and previously served as Vice Chairman of Steel Excel’s board of directors and Principal Executive Officer of Steel Excel. Since February 2018, Mr. Howard has been the Executive Chairman of WebBank, a state-chartered industrial bank and wholly-owned subsidiary of Steel Holdings. He is the President of SP General Services, LLC, an affiliate of Steel. Mr. Howard previously served as a Director and Chairman of the Board of iGo, Inc., from August 2013 until January 2022. He currently holds the securities licenses of Series 7, Series 24, Series 55 and Series 63. Mr. Howard graduated from the University of Oregon with a bachelor’s degree in finance. Mr. Howard brings to the Board managerial and investing experience in a broad range of businesses, as well as his service on the boards of directors and committees of both public and private companies.
Joseph Martin, age 48, has served as Chief Administrative Officer and Chief Legal Officer of Steel since June 2023. Mr. Martin also served as a Director of Steel Connect from September 2023 until January 2025. He previously served as the General Counsel and Corporate Secretary of Clover Health Investments, Corp. from March 2022 until June 2023 where he oversaw the legal, compliance, business development and cyber security functions. From August 2020 to March 2022, Mr. Martin served as General Counsel of Steel and General Counsel and Chief Compliance Officer of the Steel Connect, where, in each case, he oversaw the legal and compliance functions. Mr. Martin also held several legal and compliance-focused positions at Louisiana-Pacific Corporation from September 2018 to August 2019, including Interim General Counsel and Secretary from May 2019 to August 2019, and General Counsel for the OSB and EWP division from September 2018 to May 2019. From July 2009 to September 2018, Mr. Martin held several positions at Georgia-Pacific LLC, including Assistant General Counsel and Assistant Secretary. Mr. Martin holds a B.A. in Economics and History from the University of California, Berkeley, and a J.D. from Harvard Law School. Mr. Martin brings to the Board significant legal and compliance experience.
Jeffrey S. Wald, age 51, is currently the Founder and CEO of Boomerang Intelligence, an enterprise software platform that enables companies to engage with their former workers. From May 2010 until September 2020, Mr. Wald was the President, Chief Operating Officer and Chief Financial Officer of Work Market, Inc., an enterprise software platform that enables companies to manage their on-demand labor (sold to Automated Data Processing, Inc. in January 2018), and of which he was the Founder. From May 2008 to May 2010, Mr. Wald was a Managing Director at Barington Capital Group, L.P., an activist hedge fund manager. From March 2007 through May 2008, Mr. Wald was the Chief Operating Officer and Chief Financial Officer of Spinback, Inc., an internet commerce company (sold to Buddy Media Corporation), of which he is also the Founder. From January 2003 to March 2007, Mr. Wald was a Vice President at The GlenRock Group, a private equity firm that invests in undervalued, middle market companies as well as emerging and early stage companies. Earlier in his career, Mr. Wald held positions in the mergers and acquisitions department at J.P. Morgan Chase & Co. Mr. Wald served as a Director of Steel Connect from February 2012 until January 2025. From 2010 to 2022, Mr. Wald served as a director of CoStar Technologies, Inc., where he also served on the audit committee. From 2010 to 2012, Mr. Wald served as a director of Peerless Systems Corporation, and from 2009 to 2010 he served on the board of directors of Register.com. Mr. Wald holds a Master of Business Administration from Harvard University and a Master of Science and Bachelor of Science from Cornell University. Mr. Wald brings to the Board substantial experience in the areas of technology, principal investing and operations, as well as his knowledge of corporate governance, accounting and financial expertise.
Except with respect to the Stock Purchase Agreement and Shareholder Rights Agreement, there is no agreement or understanding between the Company and each New Director pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the New Directors. In addition, based on representations made to us, there are no material proceedings to which any New Director or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.
Number, Terms of Office and Appointment of Directors and Officers
Under our Certificate of Incorporation, the Board is divided into two classes, as nearly equal in number as possible, designated Class I and Class II. Each director serves for a term ending on the date of the second annual meeting following the annual meeting at which such director was elected and until the election and qualification of his or her respective successor in office.
Currently, our Class I directors are Keith Pattiz, Matthew Messenger and Daniel C. Bartok and our Class II directors are Joanne M. Minieri and Alexander C. Matina. Following the Board Change Effective Date, our Class I directors shall be Jeffrey S. Wald and Jack L. Howard and our Class II directors shall be Joanne M. Minieri, Alexander C. Matina and Joseph Martin.
Under our Certificate of Incorporation, the holder of the Special Stock is entitled to certain Board nomination rights. Pursuant to such nomination rights, Ms. Minieri was elected as a Class II director at our 2024 annual meeting of shareholders.
Board Leadership Structure
The offices of Chairman of the Board of the Company and Chief Executive Officer of the Company have historically been separated. Mr. Matina has been appointed as our Chairman of the Board. We do not have a fixed policy with respect to the separation of the offices of the Chairman and Chief Executive Officer of the Company. We believe that the separation of these offices is currently appropriate and that it is in our best interests to make these determinations from time to time. Following the Board Change, Jack L. Howard is expected to act as Chairman of the Board.
Board Role in Oversight of Risk
The Board is responsible for overseeing our executive management team in the execution of its responsibilities and for assessing our approach to risk management. The Board exercises these responsibilities on an ongoing basis as part of its meetings and through the Transaction Committee and Audit Committee. Each member of the management team has direct access to the Board and the Transaction Committee and Audit Committee to ensure that all risk issues are frequently and openly communicated. The Board closely monitors the information it receives from management and provides oversight and guidance to our executive management team regarding the assessment and management of risk. For example, the Board regularly reviews our critical strategic, operational, legal and financial risks with management to set the tone and direction for ensuring appropriate risk taking within the business.
In addition, financial risks are overseen by our Audit Committee, which meets separately with representatives of our independent auditors to determine whether any material financial risks or any deficiencies in our internal controls over financial reporting have been identified and, if so, the executive management team’s plans to rectify or mitigate these risks. The Audit Committee also oversees risks related to our financial statements, the financial reporting process and accounting matters.
Our Board and Audit Committee have access at all times to our management to discuss any matters of interest, including those related to risk. Those members of our executive management team who are most knowledgeable of the issues facing us also regularly attend Board and Audit Committee meetings to provide additional insight into items being discussed, including risk exposures. We believe that our Board leadership structure enables senior management to communicate identified risks to our Board and Audit Committee and affords a free flow of communication regarding risk identification and mitigation.
Director Independence
The Board has determined that each member of the Board, other than Mr. Messinger, is “independent” in accordance with Section 803A of the NYSE American Company Guide.
Upon the Board Change Effective Date, all five of the directors on the Board shall be “independent directors”, in accordance with Section 803A of the NYSE American Company Guide.
Committees of the Board of Directors
The Board has three committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. Each of the committees operates under a written charter. A copy of the committee charters is available on our website at www.trinityplaceholdings.com under the Investor Relations tab and may also be obtained without charge by written request to Investor Relations, Trinity Place Holdings Inc., 340 Madison Avenue, Suite 3C, New York, New York 10173.
The current membership of each committee is as follows:
	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Daniel C. Bartok		X	X
Alexander C. Matina	X	Chair	X
Matthew Messinger
Joanne M. Minieri	Chair	X
Keith Pattiz			Chair
Following the Board Change Effective Date, the Audit Committee is expected to consist of Joanne M. Minieri (Chair), Alexander C. Matina and Jeffrey S. Wald. Following the Board Change Effective Date, the functions of the compensation committee and nominating and corporate governance committee shall be assumed by the full Board (and when applicable, solely the independent members of the Board).
Audit Committee
The Audit Committee is responsible for fulfilling the Board’s responsibilities as they relate to our financial oversight functions such as accounting policies, internal controls and financial reporting practices. The Board has determined that Ms. Minieri is an “audit committee financial expert,” as that term is used in Item 407 of Regulation S-K promulgated under the Exchange Act. The Board has determined that each of the current members of the Audit Committee meets the criteria for independence set forth in Rule 10A-3 under the Exchange Act and satisfies the other Audit Committee membership requirements specified in Section 803B of the NYSE American Company Guide. The Audit Committee held four meetings during 2024.
Following the Board Change Effective Date, Ms. Minieri is expected to be the “audit committee financial expert,” as that term is used in Item 407 of Regulation S-K promulgated under the Exchange Act and all the members of the Audit Committee will meet the criteria for independence set forth in Rule 10A-3 under the Exchange Act and satisfies the other Audit Committee membership requirements specified in Section 803B of the NYSE American Company Guide.
Compensation Committee
The Compensation Committee is responsible for the review and approval of executive officer compensation. The Compensation Committee has authority to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluates the performance of the Chief Executive Officer in light of those goals and objectives, and determines and approves the compensation level of the Chief Executive Officer based on this evaluation. The Compensation Committee also reviews director compensation and benefits for service on the Board and Board committees and recommends any changes to the Board as necessary.
The Compensation Committee also reviews, approves and, when appropriate, recommends to the Board for approval, incentive compensation plans and equity-based plans. This Committee also administers our incentive compensation plans and equity-based plans, including the designation of employees to whom awards are to be granted and the terms of the delegation of authority to the Chief Executive Officer to make grants, subject to the provisions of each plan.
The Compensation Committee is authorized to retain the services of one or more executive compensation advisors to assist with the establishment and review of our compensation programs and related policies. In 2024, the Compensation Committee did not engage a compensation consultant. The Compensation Committee did not meet during 2024.

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is responsible for making recommendations to our Board regarding candidates for directorships and committee composition. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our corporate governance practices and procedures, including our Code of Business Conduct and Ethics, and reporting and making recommendations to our Board concerning governance matters. The Nominating and Corporate Governance Committee did not meet during 2024.
Code of Ethics
We maintain a code of ethics applicable to our principal executive officer and senior financial and professional personnel, including our principal financial officer, principal accounting officer or controller and persons performing similar functions. Our Code of Business Conduct and Ethics is posted on our website at www.trinityplaceholdings.com under the Investor Relations tab. In the event we have any amendments to or waivers from any provision of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting such information on our website.
Communications with the Board of Directors
Any interested parties desiring to communicate with the Board regarding the Company may directly contact such directors by delivering such correspondence to such directors, or the entire Board, in care of the Corporate Secretary at Trinity Place Holdings Inc., 340 Madison Avenue, Suite 3C, New York, New York 10173.
The Audit Committee of the Board has established procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls and auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. Persons wishing to communicate with the Audit Committee may do so by writing in care of the Chairman, Audit Committee, Trinity Place Holdings Inc., 340 Madison Avenue, Suite 3C, New York, New York 10173.
INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations made to us), been involved in any of the following:
(1)
a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2)
such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)
such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

a.
acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

b.
engaging in any type of business practice; or

c.
engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4)
such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5)
such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6)
such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7)
such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

a.
Any federal or state securities or commodities law or regulation; or

b.
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

c.
Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8)
such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following tables set forth certain information regarding the beneficial ownership of our voting securities as of January 27, 2025 of (i) each person known to us to beneficially own more than 5% of our voting securities, (ii) each of the current directors of the Company and each of the individuals expected to become directors with effect as of the Board Change Effective Date, (iii) each named executive officer (“NEO”) and (iv) all current directors and executive officers of the Company as a group prior to the Board Change Effective Date, and all directors and executive officers of the Company as a group after the Board Change Effective Date. Except as otherwise described in the notes below, to our knowledge, the beneficial owners have sole voting power and sole investment power with respect to all shares set forth opposite their respective names.
Ownership of Common Stock
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Class(2)
Executive Officers and Directors
Steven Kahn	178,220	*
Richard G. Pyontek	45,583	*
Daniel C. Bartok	—	*
Alexander C. Matina	389,367(3)	*
Matthew Messinger	2,408,460	3.7%
Joanne M. Minieri	363,064	*
Keith Pattiz	912,066(4)	1.4%
Joseph Martin(5)	—	—
Jack L. Howard(5)	—	—
Jeffrey S. Wald	—	—
All executive officers and directors as a group prior to Board Change Effective Date (7 individuals)	4,296,760(6)	6.5%
All executive officers and directors as a group after Board Change Effective Date (8 individuals)	976,234(7)	1.5%
Greater than 5% Stockholders
TPHS Lender LLC	25,862,245(8)	39.6%
MFP Partners, L.P.	8,532,617(9)	13.1%
Third Avenue Management LLC	3,475,472(10)	5.3%

*
Represents less than 1% of the shares outstanding.

(1)
The business address of the individuals named in this table is c/o Trinity Place Holdings Inc., 340 Madison Avenue, Suite 3C, New York, New York 10173.

(2)
As of January 27, 2025, a total of 65,351,834 shares of common stock were outstanding.

(3)
Includes 22,270 shares of common stock issuable within 60 days of January 27, 2025 in accordance with the terms of the Company’s Non-Employee Directors’ Deferral Program (the “Deferral Plan”).

(4)
Includes 895,432 shares of common stock issuable within 60 days of January 27, 2025 in accordance with the terms of the Company’s Deferral Plan.

(5)
Upon consummation of the Transactions, the Purchaser, an affiliate of Steel, is expected to own approximately 39.6% of the outstanding shares of common stock. Messrs. Howard and Martin are executive officers of Steel and disclaim beneficial ownership of the shares expected to be purchased in connection with the Transaction.

(6)
Includes 917,702 shares of common stock issuable within 60 days of January 27, 2025 in accordance with the terms of the Company’s Deferral Plan.

(7)
Includes 22,270 shares of common stock issuable within 60 days of January 27, 2025 in accordance with the terms of the Company’s Deferral Plan.

(8)
This information is derived from a Schedule 13D filed with the SEC on February 22, 2024. Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the SEC (“DKCM”) is the investment manager of the ultimate members of TPHS Lender. DKCM is responsible for the voting and investment decisions of TPHS Lender. DKCM acts as investment manager to TPHS Lender. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons. Mr. Anthony A. Yoseloff, through DKCM, is responsible for the voting and investment decisions relating to the securities held by TPHS Lender. The address of the principal business office of each of the above persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(9)
This information is derived from a Form 4 filed with the SEC on June 7, 2024. MFP Investors LLC is the general partner of MFP Partners, L.P. Jennifer Cook Price is managing director of MFP Partners, L.P. and managing member and managing director of MFP Investors LLC. Alexander C. Matina, a director of the Company, is a consultant to MFP Investors LLC. The address of MFP Partners, L.P. is 909 Third Avenue, 33rd Floor, New York, NY 10022.

(10)
Reflects shares of common stock held by Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund. Third Avenue Management LLC is a registered investment advisor that acts as an adviser to clients including Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund. Third Avenue Management LLC has sole voting and dispositive power over all of the shares. The chair of our audit committee, Joanne M. Minieri, was appointed to our Board of Directors by Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund, but is not a representative of Third Avenue Management LLC, or Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund. The address of Third Avenue Management LLC is 675 Third Avenue, New York, NY 10017.

Ownership of Special Stock
The following table sets forth as of January 27, 2025, the name and address of the holder of the one share of our special stock:
Title of Class	Beneficial Owner	Number of Shares of Special Stock Beneficially Owned	Percent of Class
Special Stock	Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund 622 Third Avenue New York, NY 10017	1	100%
Change in Control
2024 Recapitalization Transactions
Prior to the consummation of the Recapitalization Transactions (defined below), the Company obtained stockholder approval as such transactions may have constituted a change of control of the Company under Section 713(b) of the NYSE American LLC Company Guide. On February 14, 2024, we consummated the transactions contemplated by the Stock Purchase Agreement, dated as of January 5, 2024, as amended, between the Company, TPHS Lender, the lender under the Company’s corporate credit facility and TPHS Investor LLC, an affiliate of TPHS Lender (the “JV Investor”), pursuant to which (i) TPHS Lender purchased

25,112,245 shares of Common Stock for a purchase price of $0.30 per share, (ii) the Company and the JV Investor entered into an amended and restated limited liability company operating agreement of TPHGreenwich Holdings LLC (“TPHGreenwich”), pursuant to which the JV Investor was appointed the initial manager of, and acquired a five percent (5%) interest in, TPHGreenwich, and TPHGreenwich continues to own, indirectly, all of the real property assets and liabilities of the Company, and (iii) TPHGreenwich entered into an asset management agreement with a newly formed subsidiary of the Company (the “TPH Manager”), pursuant to which TPHGreenwich hired the TPH Manager to act as initial asset manager for TPHGreenwich for an annual management fee, as described in more detail below (collectively, the “Recapitalization Transactions”). Under the Recapitalization Transactions, the real estate assets and related liabilities as well as the Company’s corporate credit facility became part of TPHGreenwich, with the Company retaining the substantial federal, state and local tax NOLs and other tax loss carry forwards, intellectual property and a 95% equity interest in TPHGreenwich. As of the date hereof, TPHS Lender beneficially owns 39.6% of the Company. Following the Transactions, TPHS Lender will not have any beneficial ownership in the Company’s securities.
Except for the transactions contemplated by the Stock Purchase Agreement and Shareholder Rights Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.
COMPENSATION OF DIRECTORS AND OFFICERS
Summary Compensation Table
The following table sets forth information concerning all compensation awarded to, earned by or paid to our named executive officers, for all services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2024 and 2023:
Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Award(1)	All Other Compensation	Total
Matthew Messinger(2) Former President and Chief Executive	2024	$504,808	$—	$27,500	$979,815(3)	$1,512,123
	2023	$750,000	$340,000	$162,800	$15,304(4)	$1,268,104
Steven Kahn Chief Financial Officer	2024	$340,000	$—	$5,500	$16,298(5)	$361,798
	2023	$340,000	$55,000	$33,300	$15,856(6)	$444,156
Richard G. Pyontek Chief Accounting Officer, Treasurer and Secretary	2024	$180,000	$—	$1,320	$10,745(7)	$192,065
	2023	$180,000	$38,000	$8,880	$10,518(8)	$237,398

(1)
The amount reflected in the table represents the aggregate grant date fair value of stock awards granted and calculated in accordance with FASB ASC Topic 718. The annual stock awards approved by the Compensation Committee are generally granted in January of each fiscal year. The grant date of the stock awards included in this column were January 2, 2024 and January 3, 2023. On January 2, 2024, the Compensation Committee approved the grant of an award of 250,000 RSUs to Mr. Messinger, 50,000 RSUs to Mr. Kahn and 12,000 RSUs to Mr. Pyontek. On January 3, 2023, the Compensation Committee approved the grant of an award of 220,000 RSUs to Mr. Messinger, 45,000 RSUs to Mr. Kahn and 12,000 RSUs to Mr. Pyontek. For additional information on the valuation assumptions refer to Note 12, “Stock-Based Compensation” of the Company’s financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

(2)
Mr. Messinger’s employment as President and Chief Executive Officer of the Company was terminated on August 16, 2024.

(3)
The amount shown includes $900,000 for severance, $69,231 for unused vacation time, $1,430 for life insurance premiums and $9,154 for 401(k) plan matching contributions.

(4)
The amount shown includes $2,104 for life insurance premiums and $13,200 for 401(k) plan matching contributions.

(5)
The amount shown includes $2,698 for life insurance premiums and $13,600 for 401(k) plan matching contributions.

(6)
The amount shown includes $2,656 for life insurance premiums and $13,200 for 401(k) plan matching contributions.

(7)
The amount shown includes $3,545 for life insurance premiums and $7,200 for 401(k) plan matching contributions.

(8)
The amount shown includes $3,318 for life insurance premiums and $7,200 for 401(k) plan matching contributions.

Outstanding Equity Awards at Fiscal Year End
The following table sets forth certain information relating to outstanding equity awards for each named executive officer outstanding as of December 31, 2024:
Named Executive Officer	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(3)
Matthew Messinger	—	—
Steven Kahn	72,500(1)	$5,075
Richard Pyontek	18,000(2)	$1,260

(1)
Granted pursuant to RSU agreements dated as of January 3, 2023 and January 2, 2024. The vesting dates of the outstanding RSU awards granted to Mr. Kahn are as follows, subject to the terms of the applicable RSU agreement: 47,500 and 25,000 underlying RSU awards vesting on January 1, 2025 and January 1, 2026, respectively.

(2)
Granted pursuant to RSU agreements dated as of January 3, 2023 and January 2, 2024. The vesting dates of the outstanding RSU awards granted to Mr. Pyontek are as follows, subject to the terms of the applicable RSU agreement: 12,000 and 6,000 underlying RSU awards vesting on January 1, 2025 and January 1, 2026, respectively.

(3)
Calculated based on $0.07 per share, which was the closing market price per share of our common stock as reported on the Over the Counter Pink Sheets (“OTCPK”) on December 31, 2024.

Pay Versus Performance
As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation and certain financial performance of our Company. The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the compensation committee view the link between the Company’s performance and its NEOs pay.

The table below presents information on the compensation of our principal executive officer (“PEO”) and our other NEOs in comparison to certain performance metrics for 2024 and 2023. The metrics are not those that the compensation committee uses when setting executive compensation. The use of the term “compensation actually paid” (“CAP”) is required by the SEC’s rules. Per SEC rules, CAP was calculated by adjusting the Summary Compensation Table Total values for the applicable year as described in the footnotes to the table:
Year	Summary Compensation Table Total for PEO(1)(2)	Compensation Actually Paid to PEO(3)	Average Summary Compensation Table Total for non-PEO NEOs(1)(2)	Average Compensation Actually Paid to non-PEO NEOs(4)	Value of Initial Fixed $100 Investment Based on Total Shareholder Returns(5)	Company Net Income (Loss) for the Year(6)
2024	$1,512,123	$1,458,623	$276,931	$273,696	$9.04	$5,140,000
2023	$1,268,104	$986,837	$340,777	$316,057	$6.03	$(39,019,000)
2022	$1,468,848	$1,004,098	$344,399	$311,449	$59.19	$(20,690,000)

(1)
In both 2024 and 2023, Matthew Messinger, Former President and Chief Executive Officer, was the PEO and the remaining NEOs consisted of Steven Kahn, Chief Financial Officer, and Richard G. Pyontek, Chief Account Officer and Treasurer.

(2)
Reported pay based on total compensation reported in the Summary Compensation Table. Reported pay for 2024 includes severance pay, and for both 2024 and 2023 includes the grant date fair value of stock awards calculated in accordance with ASC 718, “Compensation Stock Compensation.

(3)
Represents the amount of CAP to the PEO, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the CAP:

	2024	2023
Summary Comp Table	$1,512,123	$1,268,104
Less: value of stock awards reported in summary compensation table	(27,500)	(162,800)
Plus: year-end fair value of outstanding and unvested equity awards granted in the year	—	24,200
Plus: year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	—	(134,400)
Plus: year-over-year change in fair value of equity awards granted in prior years that vested in the year	(26,000)	(8,267)
CAP to PEO	$1,458,623	$986,837

(4)
Represents the average amount of CAP to the NEOs as a group, as listed in note 3 above, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the CAP:

	2024	2023
Average Summary Comp Table	$276,931	$340,777
Less: average value of stock awards reported in summary compensation table	(3,410)	(21,090)
Plus: year-end average fair value of outstanding and unvested equity awards granted in the year	2,170	3,135
Plus: average year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	(570)	(5,985)
Plus: average year-over-year change in fair value of equity awards granted in prior years that vested in the year	(1,425)	(780)
Average CAP to Non-PEO NEO’s	$273,696	$316,057

(5)
Cumulative Total Shareholder Return (“TSR”) is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period (of which the Company has never declared a dividend, assuming dividend reinvestment), and (ii) the difference between the Company’s share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company’s share price at the beginning of the measurement period. The beginning of the measurement period is the share price invested two years ago for each year in the table.
(6)
Represents the amount of net income (loss) as reported in the Company’s audited financial statements for the years ended December 31, 2023 and 2022, respectively, and represents an estimate of the amount of net income (loss) for the year ended December 31, 2024 as of the date hereof.

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table on CAP and each TSR and net loss. The CAP to our PEO and the average amount of CAP to our NEOs during the periods presented are negatively correlated.
As illustrated in the above table, for 2024, the summary compensation table total for our PEO and average summary compensation table for our non-PEO NEOs were $1,512,123 and $276,931, respectively, whereas the amounts actually paid to our PEO and average amounts actually paid to our non-PEO NEOs based on CAP were $1,458,623 and $273,696 respectfully. During such period, the total shareholder return of our common stock was $9.04, which is reflected in such CAP-based amounts being significantly less than the amount reported in the summary compensation table.
For 2023, the summary compensation table total for our PEO and average summary compensation table for our non-PEO NEOs were $1,268,104 and $340,777, respectively, whereas the amounts actually paid to our PEO and average amounts actually paid to our non-PEO NEOs based on CAP were $986,837 and $316,057 respectfully. During such period, the total shareholder return of our common stock was $6.03, which is reflected in such CAP-based amounts being significantly less than the amount reported in the summary compensation table.
In 2024, we reported net income of approximately $5.1 million as compared to a net loss of approximately $39.0 million from 2023, which is due to the Recapitalization Transactions mentioned above whereby TPHGreenwich is recording all of the rental revenue as well as all property related expenses, including interest expense. Generally, our income in 2024 as compared to our loss in 2023 correlated with our CAP-based amounts increasing from in 2024 from 2023.
In 2023, our net loss increased by approximately $18.3 million from 2022, which was primarily due to increase net interest expense, amortization of deferred finance costs and increased operating expenses at 77 Greenwich as the Company ceased capitalizing these costs after March 31, 2023. Generally, our increased loss in 2023 as compared to 2022 correlated with our CAP-based amounts decreasing from 2022 to 2023.
We generally do not utilize TSR and net loss in our executive compensation program.
Executive Compensation in Context
Matthew Messinger, President and Chief Executive Officer
On October 1, 2013, the Company entered into an employment agreement with Matthew Messinger, as amended on September 11, 2015, to serve as President and Chief Executive Officer of the Company. With a view towards aligning the CEO’s interests with those of the Company’s creditors, Mr. Messinger’s compensation in his employment agreement was structured to ensure cash conservation for the Company by providing the majority of his compensation in the form of equity awards.
Mr. Messinger’s employment agreement provides that in the event his employment is terminated by the Company other than for cause, death or disability or if Mr. Messinger terminates his employment for good reason (as such terms are defined in the employment agreement), subject to his execution of a release of claims, he would be entitled to the following: (i) a lump sum payment equal to (1) the number of full twelve month periods Mr. Messinger was employed multiplied by (2) the sum of (x) six months base salary and (y) 50% of the average bonus paid to Mr. Messinger for the three calendar years prior to the date of termination, subject to a minimum and a maximum amount of $350,000 and $2,800,000, respectively, (ii) acceleration of vesting of any unvested RSU award and any other equity awards that have been granted as of the date of termination, and (iii) payment of an amount equal to the monthly premium for COBRA continuation coverage under our health, dental and vision plans for eighteen (18) months. In the event that

Mr. Messinger’s employment terminates due to his death or disability, the portion of any outstanding RSU awards that would have vested during the 24-month period immediately following the termination of employment, will become vested as of the date of termination of employment.
On April 26, 2024, the Company and Mr. Messinger entered into an amendment (the “Amendment”) to Mr. Messinger’s employment agreement, dated as of October 1, 2013, as amended (the “Employment Agreement”), and TPHGreenwich and Mr. Messinger entered into a consulting agreement (the “Consulting Agreement”). Under the Amendment, the Company agreed to make the following payments to Mr. Messinger in exchange for Mr. Messinger’s agreement to continue his employment as chief executive officer of the Company until the later of July 31, 2024 or the filing of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, unless extended by the parties (the “Termination Date”), and that he will no longer have the right to terminate the Employment Agreement with Good Reason: (i) $300,000 within seven days of execution of the Amendment, (ii) $300,000 on August 1, 2024 and (iii) $300,000 on November 1, 2024. In addition, on the Termination Date, Mr. Messinger’s unvested restricted stock unit grants vested, and following the Termination Date, the Company will reimburse Mr. Messinger for COBRA continuation coverage for a period of 18 months. These payments, as well as the payments under the Consulting Agreement, will constitute full settlement with regards to any severance payable to Mr. Messinger under the Employment Agreement. All of these payments have been made to Mr. Messinger.
Mr. Messinger’s employment as President and Chief Executive Officer of the Company was terminated on August 16, 2024, however he remained as acting interim principal executive officer for SEC purposes. Mr. Messinger also remained a member of the board of directors and started receiving director compensation as of his termination date.
Upon the Termination Date, the Consulting Agreement automatically became effective. Under the Consulting Agreement, Mr. Messinger agreed to provide certain consulting services as an independent contractor to TPHGreenwich related to the properties owned by TPHGreenwich, in exchange for certain consulting payments as follows: upon the earlier to occur of June 1, 2026 and (i) the sale of the Company’s Paramus property, $200,000, (ii) the sale of the property at 237 11th Street, Brooklyn, New York (the “237 11th Property”), $800,000, (iii) the receipt of the final certificate of occupancy at the 42 Trinity Place Condominium located at 77 Greenwich Street, New York, New York (the “77G Property”), $150,000, (iv) the receipt of the agreement by the builder to complete the façade remediation at the 77G Property, $150,000, (v) final completion of the façade remediation at the 77G Property, $200,000 and (vi) final resolution of the litigation related to the 237 11th Property (the “237 11th Litigation”), $400,000. The timing of the payments is conditioned on the existence of Available Cash (as defined in TPHGreenwich’s operating agreement) sufficient to make such payments; provided that TPHGreenwich must create a special reserve for payment of such amounts using the portion of the proceeds of the sale of the 237 11th Property or 237 11th Litigation distributed to TPHGreenwich by its subsidiaries which constitutes Available Cash. The Consulting Agreement will remain in effect until June 1, 2026, unless sooner terminated in accordance with its terms.
Steven Kahn, Chief Financial Officer
On September 16, 2015, the Company entered into an employment agreement with Steven Kahn to serve as Chief Financial Officer of the Company, effective as of September 21, 2015. Mr. Kahn’s employment agreement provides that in the event Mr. Kahn’s employment is terminated by the Company without cause (as defined in his employment agreement), the portion of any RSUs that would have vested on the vesting date immediately following such termination shall vest. In the event Mr. Kahn’s employment is terminated by the Company without cause within six months following a change of control of the Company (as defined in his RSU agreements), all of the unvested RSUs will immediately vest. If Mr. Kahn’s employment is terminated by the Company without cause (as reasonably determined by the Company), the Company will pay Mr. Kahn a minimum severance amount equal to the product of his weekly salary multiplied by 12.
Richard Pyontek, Chief Accounting Officer, Treasurer and Secretary
On June 24, 2011, our predecessor Syms Corp. entered into an offer letter with Richard Pyontek, who has served with the Company and its predecessor since the period prior to the bankruptcy proceedings. In the event Mr. Pyontek’s employment is terminated by the Company without cause (as defined in his RSU agreements), all of his unvested RSUs will vest immediately. In accordance with his offer letter, Mr. Pyontek is entitled to severance equal to three months base salary should his employment be terminated without cause due to the sale of the Company.
Stock Ownership Guidelines for Officers
In view of the Company’s current business and plans the Board has determined it is prudent to suspend the Company’s stock ownership guidelines.
Insider Trading Policy
Our Board of Directors has adopted an insider trading policy governing the purchase, sale, or other dispositions of the Company’s securities by directors, officers and employees. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company.
Anti-Hedging Policy; Anti-Pledging Policy
The Company’s insider trading policy prohibits transactions designed to limit or eliminate economic risks to our named executive officers from owning the Company’s common stock, such as transactions involving options, puts, calls, or other derivative securities tied to the Company’s common stock. Our insider trading policy also prohibits the pledging of Company stock, including use as collateral for a margin loan, by directors, officers, employees, and consultants of the Company and its subsidiaries.
Clawback Policy
In 2023, the Board adopted a clawback policy effective as of October 2, 2023 that provides for the recovery of all erroneously awarded compensation received by an executive officer in the event of an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, as required under Section 10D of the Exchange Act, Rule 10D-1 promulgated under the Exchange Act and the NYSE American listing standards.
Director Compensation
Prior to June 11, 2024, our director compensation program for non-employee directors was comprised of (i) annual retainer fees and (ii) chair and committee membership fees. With respect to both annual retainer fees and chair/committee fees, two-thirds are paid in cash and one-third is paid in shares of common stock. With respect to the equity portion of the fees, the grant date was the first business day of the next succeeding fiscal quarter, and the valuation for such grants was the closing price on the last trading day of the prior quarter.
Annual Retainer Fees
•
$53,333 in cash; and

•
$26,667 in shares of our common stock.

Chair and Committee Membership Fees
	Chair ($)	Member ($)
Board of Directors	$15,000	—
Audit Committee	$15,000	$7,500
Compensation Committee	$10,000	$5,000
Nominating & Corporate Governance Committee	$8,000	$4,000
Transaction Committee	$11,500	$7,500
On June 11, 2024, the Board adopted a new director compensation program for its non-employee directors, comprised of annual retainer fees and chair fees to be paid in cash as follows:
Annual Retainer Fee:
$80,000

Annual Chair Fees:
Chair ($)
Board of Directors	$15,000
Audit Committee	$15,000
Compensation Committee	$5,000
Nominating & Corporate Governance Committee	$5,000
All compensation is payable on a quarterly basis in arrears, on the first business day of the next succeeding fiscal quarter.
Directors do not receive any additional compensation for attending board meetings or board committee meetings. All non-employee members of the Board of Directors are reimbursed for reasonable out-of-pocket costs and expenses incurred in attending meetings of the Board of Directors and its committees.
Directors may elect to receive shares of the Company’s common stock in lieu of all of the cash portion of their fees; provided, that such election is made prior to January 1 of the applicable year. Once made, an election will be in effect for succeeding years, unless changed by the director.
Directors may elect to defer all, but not less than all, of the equity portion of their annual retainers and chair and committee fees until such time as the director leaves the Board in accordance with our Deferral Plan on an annual basis. In such case, the director will have a fully vested right to receive the deferred shares at the time that the director ceases to serve as a director. Directors will receive dividend equivalents with respect to the deferred shares, meaning that the directors will receive the right to receive additional shares in lieu of any dividend that would have been paid had the shares not been deferred, based on the stock price at the time the dividends are paid to stockholders. The additional deferred shares also will be paid at the same time the director ceases to serve as a director. As of December 31, 2024, the Company had not paid a dividend. As of December 31, 2024, a total of 917,702 shares have been deferred under the Deferral Plan.
Shares of common stock, whether or not deferred, are granted to non-employee directors pursuant to and in accordance with the provisions of the Stock Incentive Plan, and deferrals are made pursuant to the Deferral Plan.
Matthew Messinger’s employment as President and Chief Executive Officer of the Company was terminated on August 16, 2024 but he remained a member of the board of directors and started receiving director compensation as of his termination date.
During the year ended December 31, 2024, our non-employee directors received total compensation as shown in the following table.
	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Patrick J. Bartels, Jr(2)	$30,406	$15,198	$45,604
Daniel C. Bartok	$—	$—	$—
Jeffrey B. Citrin(3)	$15,183	$36,711	$51,894
Alan Cohen(4)	$22,039	$9,693	$31,732
Alexander C. Matina	$92,340	$15,003	$107,343
Matthew Messinger	$29,783	$—	$29,783
Joanne M. Minieri	$86,720	$13,843	$100,563
Keith Pattiz	$52,769	$36,904	$89,673

(1)
Based on the closing stock price on the day prior to the grant date.

(2)
Patrick Bartels resigned from the board of directors effective June 11, 2024.

(3)
Jeffrey B. Citrin resigned from the board of directors effective July 24, 2024.

(4)
Alan Cohen resigned from the board of directors effective April 26, 2024.

The table below shows the aggregate number of stock awards granted to our non-employee directors for the year ended December 31, 2024.
Stock Awards (In Shares)(1)
Patrick J. Bartels, Jr	102,428
Daniel C. Bartok	—
Jeffrey B. Citrin	277,648
Alan Cohen	70,810
Alexander C. Matina	113,473
Matthew Messinger	—
Joanne M. Minieri	104,699
Keith Pattiz	279,109

(1)
Receipt of an aggregate of 448,751 shares was deferred under the Deferral Plan.

(2)
As a result of one board member’s resignation, 781,617 shares under the Deferral Plan were distributed.

Stock Ownership Guidelines for Directors
In view of the Company’s current business and plans the Board has determined it is prudent to suspend the Company’s stock ownership guidelines.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Review, Approval or Ratification of Transactions with Related Persons
The Board has adopted a written policy for the review and approval of any “related party transaction,” which is defined under the policy as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we or any of our subsidiaries are or will be a participant, the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, and one of our executive officers, directors, director nominees (or their respective immediate family members), 5% stockholders or an entity controlled by any of the foregoing or in which any of the foregoing is employed, has or will have a direct or indirect interest, other than the following:
•
Any employment by us of an executive officer of the Company or any of our subsidiaries if (i) the related compensation is reported in our proxy statement under Item 402 of Regulation S-K (generally applicable to “named executive officers”); or (ii) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in our proxy statement under Item 402 of Regulation S-K if the executive officer was a “named executive officer,” and our compensation committee or comparable body approved (or recommended that the Board approve) such compensation.

•
Any compensation paid to a member of the Board if the compensation is reported in our proxy statement under Item 402 of Regulation S-K.

•
Any transaction with another company at which a related party’s only relationship is as (i) an employee other than an executive officer or director, (ii) a beneficial owner of less than 10%, together with his or her Immediate Family Members, of that company’s outstanding equity, or (iii) in the case of partnerships, a limited partner, if the limited partner, together with his or her immediate family members, has an interest of less than 10% and the limited partner does not hold another position in the partnership.

•
Any charitable contribution, grant or endowment by us to a charitable organization, foundation or university at which a related party’s only relationship is as an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $100,000 or two percent of the charitable organization’s total revenues.

•
Any transaction where the related party’s interest arises solely from the ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis.

•
Indemnification and advancement of expenses made pursuant to our Certificate of Incorporation or Bylaws or pursuant to any agreement.

Any proposed related party transaction will be reviewed and, if deemed appropriate, approved by the Audit Committee. When practicable, the review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the Audit Committee will review, and, if deemed appropriate, ratify the transaction. In either case, the Audit Committee will take into account, among other factors deemed appropriate, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. The Board has also delegated to the Chair of the Audit Committee the authority to approve or ratify related party transactions, subject to reporting at the next Audit Committee meeting any such approval or ratification.
Related Party Transactions
There has been no transaction, and no transaction is currently proposed, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.
TRINITY PLACE HOLDINGS INC.
February 5, 2025
By:
/s/ Steven Kahn

Name: Steven Kahn
Title:   Chief Financial Officer